EXHIBIT 12
Computation of Ratio of Earnings to Fixed Charges
The Boeing Company and Subsidiaries
(Dollars in millions)

	Six months ended	Years ended December 31,
	June 30, 2017	2016	2015	2014	2013
Earnings before income taxes	$4,428	$5,568	$7,155	$7,137	$6,232
Fixed charges excluding capitalized interest	233	422	391	455	514
Amortization of previously capitalized interest	51	94	90	72	74
Net adjustment for earnings from affiliates	9	11	(34)	7	13
Earnings available for fixed charges	$4,721	$6,095	$7,602	$7,671	$6,833
Fixed charges:
Interest and debt expense(1)	$206	$365	$339	$402	$461
Interest capitalized during the period	63	170	158	102	87
Rentals deemed representative of an interest factor	27	57	52	53	53
Total fixed charges	$296	$592	$549	$557	$601
Ratio of earnings to fixed charges	15.9	10.3	13.8	13.8	11.4

(1)	Amount does not include tax-related interest expense which is reported as a component of Income tax expense in our Condensed Consolidated Statements of Operations.